UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-33766
_______________________

AGRIA CORPORATION
_______________________

Room 1206, Huantai Building
12, Zhongguancun South Street, Haidian District
Beijing 100081, People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AGRIA CORPORATION
FORM 6-K
TABLE OF CONTENTS

SIGNATURE

Exhibit Index

Exhibit 99.1

Exhibit 99.2

Exhibit 99.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation

By: /s/ Wah Kwong Tsang

Name: Wah Kwong Tsang
Title: Director, as duly authorized signatory

Date: March 14, 2013

Exhibit Index

Exhibit 99.1	Press Release
Exhibit 99.2	Notice of Annual General Meeting
Exhibit 99.3	Form of Proxy Card for Annual General Meeting